For Immediate Release

CNSX:QSS

.

QMI Grants Incentive Stock Options

November 18, 2010: VANCOUVER, BC: QMI SEISMIC INC. (CNSX: QSS) (the “Company” or “QMI”)

announces that it has entered into a Consulting Agreement with Cronos Management Consultants Inc. (“Cronos” )

of Vancouver,  British Columbia. Pursuant to the terms of the Agreement, the Company has agreed to engage

Cronos for a period of one year to manage public company corporate affairs and assist in attracting investment and finding strategic financial partners. The Company has agreed to grant Cronos incentive stock options for the purchase of 2,100,000 common shares of the Company at a price of $0.20 per share.  The options expire five years from the date of grant and are in accordance with the rules and policies of the Canadian National Stock

Exchange and applicable Canadian securities laws.

About QMI:

QMI is a leading developer, manufacturer, and supplier of advanced commercial, industrial and residential electronic safety systems that detect the presence of gas leaks, water leaks, and seismic vibrations and then signals controls to shut off gas valves, water valves, and power inputs.  QMI holds international patented technology which allows for remote gas and water shutoff as well as many trademarks, certifications, and licenses.  QMI’s seismic detection products are used by some of the world’s largest companies and organizations including NASA and G.E. Rail.  The advanced early warning systems are designed to remotely shut-off utilities in the event of an earthquake and provide early warning to households. For more information visit www.qmitech.com.

On Behalf of the Board:

Navchand Jagpal, President

QMI SEISMIC INC.

1250 West Hastings Street

Vancouver, BC

V6E 2M4

“The statements in this press Release may contain forward looking statements that involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.”

THE CANADIAN NATIONAL STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.